1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax www.dechert.com

ALLISON M FUMAI allison.fumai@dechert.com +1 212 698 3526 Direct +1 212 698 3599 Fax

August 20, 2013

Dominic Minore

Senior Counsel

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549-0504

Dear Mr. Minore:

We are writing in response to comments provided electronically on August 19, 2013 with respect to a registration statement filed on Form N-2 under the Securities Act of 1933, as amended (“Securities Act”), and the Investment Company Act of 1940, as amended (1940 Act”), on August 2, 2013 on behalf of THL Credit Senior Loan Fund (“Fund”), a closed-end investment company.  We have considered your comments to the registration statement and, on behalf of the Fund, responses to those comments are set forth below.  Changes will be reflected in Pre-Effective Amendment No. 1 to the Registration Statement, which the Fund intends to file on or about August 23, 2013.

Prospectus

Pricing Table

Comment 1.                            In your response letter, confirm that the pricing table, as well as all of the information appearing thereunder up to, and including, the date of the prospectus, will be included as part of the information presented on the outside front cover page of the prospectus.

Response 1.  The Fund hereby confirms that the pricing table, as well as all of the information appearing thereunder up to, and including, the date of the prospectus, will be included as part of the information presented on the outside front cover page of the prospectus.  Please note that the footnotes will be included on the inside front cover page of the prospectus.

Comment 2.                            The disclosure contained in footnote (1) references the section of the prospectus currently captioned “Underwriting-Additional Compensation to be Paid by the Adviser.”  The heading for that section should be changed to “Underwriting-Additional Compensation to Be Paid to the Underwriters.”  Please make conforming revisions throughout the prospectus.

Response 2. We respectfully acknowledge your comment; however, since all of these fees are not being paid to underwriters in the offering (specifically the fees and expenses being paid to AST Investor Services, LLC and MidAmerica Financial Services, Inc.), we would prefer to keep the section reference as currently titled.

Comment 3.                            In your response letter, confirm that all of the amounts payable that are currently described under “Underwriting-Additional Compensation to be Paid by the Adviser,” as well as the information that will be described under “Underwriting-Additional Compensation to Be Paid to the Underwriters,” is also appropriately reflected in the pricing table appearing on the prospectus cover page.  See Instruction 2. to Item 1.g. of Form N-2.

Response 3. The footnotes to the pricing table have been revised to include all of the amounts that are described under the section “Underwriting—Additional Compensation to be Paid by the Adviser.”  While the pricing table will be included on the outside front cover page, the footnotes will be included on the inside front cover page.

Comment 4.                            In your response letter, confirm that all payments for structuring fees, additional compensation, or sales incentives will not extend beyond the Fund’s initial offering period.

Response 4. All payments for structuring fees, sales incentive fees and additional compensation fees will not extend beyond the Fund’s initial offering period.

Comment 5.                            Expand footnote (2) to disclose the net per Common Share and total proceeds to the Fund, after the payment of expenses and sales load.

Response 5. The footnotes have been revised in response to a comment from the underwriters and this information is not included in the pricing table.

Investment Objective (cover page)

Comment 6.                            Expand the definition of Bank Loans to clarify whether the reference to “senior secured” is used exclusively to refer to fully collateralized first lien corporate loans and notes.

Response 6.  The disclosure has been revised to note that the Bank Loans in which the Fund will invest are first lien corporate loans and notes.

Comment 7.                            The disclosure contained in the third sentence makes it unclear whether the definition of “Bank Loans” contained in the second sentence is limited to senior loans, or whether it also includes subordinated debt.  Please reconcile the disclosure.  To the extent that the definition of “Bank Loans” includes subordinated debt, revise the disclosure to clarify how the Fund intends to satisfy the requirement that at least 80% of its Managed Assets will be invested in senior loans.

Response 7. The disclosure in the registration statement has been revised to clarify that the definition of Bank Loans is limited to senior loans and does not include subordinated debt.

Comment 8.                            Disclose why these loans are referred to as “Bank Loans.”  Are substantially all of the loans originated by banks?  If so, identify the types of banks that originated the “Bank Loans.”  Also highlight the characteristics of the loans; for example, whether the Bank Loans were recently originated; whether the loans were originated by banks exclusively pursuant to the originating bank’s underwriting standards applicable to corporate borrowers; whether at the time of investment all of the Bank Loans in which the Fund will invest will be current on interest and principal payments.

Response 8.  The disclosure has been revised to incorporate this information under the Section “Investment Objective and Strategy—Portfolio Composition—Bank Loans.”

Investment Strategy (cover page)

Comment 9.                            On the front cover page of the prospectus clarify that substantially all of the securities in which the Fund will invest generally be considered below investment grade, which are also known as “junk securities.”  Also disclose, if true, that either a material amount or substantially all, as the case may be, of the Fund’s debt investments will contain interest reset provisions that may make it more difficult for the borrowers to make debt repayments to the Fund.  Further disclose, if true, that either a material amount or substantially all, as the case may be, of the Fund’s debt investments will have a principal amount outstanding at maturity, which could result in a substantial loss to the Fund if the borrower is unable to refinance or repay the debt at maturity.

Response 9.  The disclosure on the front cover page of the prospectus has been revised to clarify that substantially all of the Bank Loans and other securities and instruments in which the Fund will invest generally will be considered below investment grade, which are also known as “junk bonds.”  The disclosure under the section “Investment Objective and Strategy—Portfolio Composition—Bank Loans” has been revised to include disclosure that (i) the Bank Loans in which the Fund will invest generally will have scheduled interest reset provisions that can negatively impact a borrower’s cash flow generation in a rising interest rate environment and (ii) many of the Bank Loans in which the Fund will invest do not fully amortize over the life of such loans and will therefore likely have a principal amount outstanding at maturity.  The “Risk Factors” section of the prospectus has also been updated to reflect these risks.

Comment 10.                     Specify the maximum percentage of Fund assets that may be invested in the securities of foreign issuers, including emerging market issuers.

Response 10.  The prospectus has been revised to state that the Fund will invest 100% of its Managed Assets in the securities of issuers located in North America.

Comment 11.                     Clarify whether a material amount of the Fund’s assets may be invested in credit obligations and related instruments of borrowers that are experiencing significant financial or business distress, that are insolvent or that are either in default or are likely to default.

Response 11. The disclosure under the section “Investment Objective and Strategy—Portfolio Composition—Bank Loans” has been revised to clarify that,

under current market conditions, the Fund does not intend to invest more than 20% of its Managed Assets in credit obligations and related instruments or borrowers that are experiencing significant financial or business distress, that are insolvent or that are either in default or are likely to default.

Comment 12.                     Specify the maximum percentage of Fund assets that may be invested in illiquid securities.

Response 12. The disclosure under the sections “Prospectus Summary—Investment Objective and Strategy” and “Investment Objective and Strategy” have been revised to specify that, under normal market conditions, the Fund does not intend to invest more than 20% of its Managed Assets in illiquid securities.

Comment 13.                     The third sentence states that the Fund’s investment in “high yield” securities will be limited to 10% of the Fund’s Managed Assets.  However, since below investment grade securities are commonly referred to as “high yield” and since substantially all of the Fund’s investments will consist of below investment grade securities, it is unclear how the Fund will be able to adhere to the investment limitations described in this paragraph.

Response 13. The disclosure has been revised to clarify that the Fund’s investments in high yield bonds, not including Bank Loans, will be limited to 10% of the Fund’s Managed Assets.

Table of Contents (page i)

Comment 14.                     In the last sentence of the bold face paragraph, expand the reference to “Common Shareholders” so as to include prospective investors in the Fund.  Further expand the last sentence to clarify that “any material change to this Prospectus” will also be reflected in an amended prospectus delivered to prospective investors.

Response 14. The disclosure has been expanded to reference prospective investors as referenced in the above comment.  We have not revised the last sentence to clarify that “any material change to this Prospectus” will also be reflected in an amended prospectus delivered to prospective investors because the method of dissemination of this information may also be through a Rule 482 statement.

Bank Loans and Other Types of Credit Instruments (page 2)

Comment 15.                     The third sentence of the second paragraph states that the Fund may invest in U.S. dollar and non-U.S. dollar denominated debt securities and other types of credit instruments of issuers located anywhere in the world.  As the last sentence of the third paragraph states that the Fund will generally invest at least 80% of its Managed Assets in the securities of issuers located in North America, please clarify in this section that the Fund’s investment in issuers located outside of North America will be limited to 20% of its Managed Assets.

Response 15. The prospectus has been revised to state that the Fund will invest 100% of its Managed Assets in the securities of issuers located in North America and the disclosure has been revised accordingly.

Comment 16.                     In the fourth sentence of the second paragraph, identify each principal category of the “certain debt instruments” that may be held by the Fund that “may not pay current interest in cash or otherwise.”  Also clarify whether there is any percentage limitation on the amount of the Fund’s Managed Assets that could be invested such debt instruments.

Response 16.   The disclosure has been revised accordingly.

Comment 17.                     We note from the last sentence of the third paragraph that the Fund will invest at least 80% of its Managed Assets in the securities of issuers located in North America.  Expand the disclosure to clarify whether the Fund will not invest more than a material amount of its Managed Assets in the securities of issuers located in any non-U.S. country.  In the alternative, add applicable principal risk disclosure pertaining to any non-U.S. country where the Fund expects to invest a material amount of its Managed Assets in the securities of issuers located in any such country.

Response 17. The disclosure has been revised to state that the Fund will invest 100% of its Managed Assets in the securities of issuers located in North America and that the Fund does not intend to invest a material amount of its Managed Assets outside the United States.

Use of Derivatives Transactions (page 2)

Comment 18.                     The first sentence indicates that the Fund may engage in Derivative Transactions, but does not intend to invest a “substantial portion” of its Managed Assets in Derivative Transactions.  Although the Fund does not intend to invest a “substantial portion” of its Managed Assets in Derivative Transactions, clarify whether it may invest a material amount of its Managed Assets in Derivative Transaction.  Also expand the first sentence to clarify whether the Fund may invest in Derivative Transactions for speculative purposes.

Response 18. The disclosure has been revised to clarify that, under normal market conditions, the Fund does not intend to invest a material amount of its Managed Assets in Derivative Transactions and to note that the Fund does not intend to invest in Derivative Transactions for speculative purposes.

Comment 19.                     In your response letter, confirm that the prospectus disclosure describes the types of derivatives that the Fund is expected to use, the manner in which they are expected to be employed by the Fund, and the maximum percentage of Fund assets that are expected to be allocated to derivatives.  See generally Letter from Barry D. Miller, Associate Director, Division of Investment Management, SEC to Karrie McMillan, General Counsel, ICI (July 30, 2010).

Response 19. We believe that the prospectus disclosure describes the types of derivatives that the Fund is expected to use, the manner in which they are expected to be employed by the Fund and the expected Fund assets that are to be allocated to derivatives.

Fees and Expenses (page 3)

Comment 20.                     Expand the disclosure to state also that the Fund’s Common Shareholders will also directly or indirectly pay Total Annual Expenses of [  ]% as a percentage of net assets attributable to Common Shares, as well as a sales load of [  ]% and offering expenses of [  ]% as a percentage of the offering price of the Common Shares.

Response 20. The disclosure has been revised accordingly.

Principal Risks of Investing in the Fund (page 5)

Comment 21.                     Please present the second sentence in bold face type and identify the page on which the complete “Risk Factors” presentation begins.

Response 21. The disclosure has been revised accordingly.

No Operating History (page 6)

Comment 22.                     Expand the risk disclosure to highlight the lack of a public market and trading history for the Fund’s Common Shares.

Response 22.  The disclosure has been revised accordingly.

Investment and Market Risk (page 6)

Comment 23.                     We note the disclosure contained in the second sentence.  In your response letter, please confirm that the securities and other financial assets owned by the Fund generally will be traded on a securities exchange or in the OTC markets.

Response 23. The securities and other financial assets owned by the Fund generally will be traded on a securities exchange or in the OTC markets.

Interest Rate Risk (page 6)

Comment 24.                     We note the disclosure contained in the penultimate sentence.  Please add a separate risk factor describing risks resulting from the current interest rate environment; for example, highlight the unique risks associated with the current historically low interest rate environment, including how changes to interest rates might impact the Fund’s future borrowings, its net investment income and distributions to its Common Shareholders, the trading prices of its common stock and its net asset value, Fund portfolio companies’ ability to service interest payment obligations and principal loan repayments.

Response 24. The disclosure under Interest Rate Risk has been revised to include the requested information.  We believe that it is more appropriate to include the information in this risk factor than to include it in a separate risk factor.

Prepayment Risk (page 7)

Comment 25.                     Expand the disclosure contained in the last sentence to clarify why the prepayment risk may be enhanced for premium bonds.

Response 25. The disclosure has been revised accordingly.

Senior Loan Risk (page 8)

Comment 26.                     It appears that the reference in the third sentence to “unsecured Bank Loans” is inconsistent with the prospectus cover page definition of “Bank Loans.”  Please reconcile.

Response 26. The disclosure has been revised accordingly.

Comment 27.                     Add disclosure highlighting the principal categories of borrowers to whom the Bank Loans will have been made.  If applicable, add separate principal risk disclosure.

Response 27. The disclosure has been revised accordingly.

Comment 28.                     The disclosure states that the Subadviser believes that the Fund’s investments in adjustable rate Senior Loans could limit fluctuations in the Fund’s NAV as a result of changes in interest rates.  Highlight the principal risks presented by interest rate increases that make it more difficult for a borrower to repay the Senior Loan.  In this regard, disclose whether, as part of the underwriting at loan origination or as part of the Subadviser’s Senior Loan due diligence, any stress test will be performed to assess the likelihood of a loan default at increasing levels of interest rates.

Response 28. The disclosure has been revised accordingly.

Comment 29.                     The disclosure contained in the second paragraph should be presented as a separate risk factor that highlights secured loan risks.  In this regard, expand the risk factor disclosure highlighting the principal risks of enforcing security interests in collateral underlying loans, as well as liquidating collateral, located in the non-U.S. jurisdictions in which the Fund may principally invest.  Also highlight any material risks pertaining to the liquidation of the underlying collateral, as well as any heightened risk of the insufficiency of the underlying collateral to fully discharge a non-U.S. borrower’s obligations to a lender.

Response 29. The disclosure in the second paragraph has been revised to be presented as a separate risk factor.  With respect to the comments regarding investments in non-U.S. jurisdictions, the registration statement has been revised to note that all of the Fund’s investments will be of North-American issuers.

Senior Loan Legislation Risk (page 9)

Comment 30.                     It appears from the disclosure contained in the first sentence that either a material amount or substantially all, as the case may be, of the Senior Loans will represent loans to highly leveraged borrowers.  If true, add disclosure to the outside front cover page of the prospectus.

Response 30.  We respectfully acknowledge your comment; however, we believe that the discussion of the Fund’s investments in “junk” and the additional risk factors included in the summary and body of the prospectus appropriately cover this risk.

Reverse Repurchase Agreement Risk (page 16)

Comment 31.                     Briefly highlight the characteristics of a reverse repurchase agreement transaction.

Response 31. The disclosure has been revised accordingly.

Non-Diversification Risk (page 17)

Comment 32.                     Clarify that the diversification requirements of Subchapter M are less stringent than the diversification requirements of the 1940 Act.

Response 32. The disclosure has been revised accordingly.

Summary of Fund Expenses (page 22)

Comment 33.                     In the second sentence, insert the phrase “indirectly borne by you, as a Common Shareholder” after the after the phrase “Fund’s expenses.”

Response 33. The disclosure has been revised accordingly.

Comment 34.                     Expand footnote (1) to clarify that the Common Shareholders indirectly bear the expenses described in the first sentence.

Response 34. The disclosure has been revised accordingly.

Comment 35.                     Expand footnote (2) to briefly explain the phrase “associated persons.”

Response 35. Footnote (2) has been revised to clarify that associated persons are members or independent contractors of Four Wood Capital Partners LLC.

Comment 36.                     Insert the phrase “As a” before the word “Percentage” in each of the column headings of the first two tables.

Response 36.  The disclosure has been revised accordingly.

Comment 37.                     In footnote (3), briefly:

(i)                                     explain how “Managed Assets” is converted to “net assets” for purposes of determining annual expenses as a percentage of net assets attributable to common shares;

(ii)                                  clarify that, because the base management fee is based on the Company’s Managed Assets, when the Company uses leverage, the base management fee as a percentage of net assets attributable to common stock will increase;

(iii)                               clarify the scope of the coverage of the management fee payable, for example, by inserting the word “also” after the word “will” in the second sentence; and

(iv)                              disclose how derivatives will be valued for purposes of determining “Managed Assets” in the calculation of management fees.

Response 37. The disclosure has been revised accordingly.

Comment 38.                     Expand footnote (5) to disclose that all fees and expenses in respect of borrowing money, issuing and servicing debt securities and/or preferred stock will be indirectly borne by the holders of the Company’s Common Shares.

Response 38. The disclosure has been revised accordingly and has been included in footnote (4).

Comment 39.                     The presentation of the fee table included in footnote (7) should be properly indented and in a font size so as to make clear that it is not a primary fee table presentation.

Response 39. The disclosure has been revised accordingly.

Investment Philosophy and Approach (page 25)

Comment 40.                     Clarify whether the discussion contained in this section reflects the approach that THL Credit will apply when selecting and managing the Fund’s investments.  For example, in the fourth and sixth paragraphs we note the use of the phrases “intends to” and “expects to.”  Please revise to disclose the due diligence and analysis that THL Credit will conduct in respect of each of the Fund’s investments.

Response 40. The disclosure has been revised accordingly.

High Yield Securities (page 27)

Comment 41.                     Expand the disclosure contained in the second paragraph to highlight the risk profile of “CCC” and “below CCC” credit.  Also clarify whether up to 20% of the Fund’s assets may be invested in debt securities that are in default.

Response 41. The disclosure has been revised accordingly.

Other Credit Instruments (page 28)

Comment 42.                     Clarify how the “Senior Loans” described under the “Senior Loans” subheading are different from the “Senior Loans” described under the “Bank Loans” heading that begins on page 26.

Response 42. We have deleted the section on “Senior Loans” so that senior loans are described under the heading “Bank Loans.”

Leverage (page 31)

Comment 43.                     Expand the first paragraph to highlight the terms of the credit facility that the Fund expects to enter into, including the principal covenants and restrictions and the extent of the lien on the Fund’s assets that will be imposed by the credit facility.

Response 43. The disclosure has been revised accordingly.

Comment 44.                     File the credit facility agreement as an exhibit to the registration statement.

Response 44.  Once we have finalized the credit facility agreement, we will file it as an exhibit to the registration statement.

Comment 45.                     Expand the bullet presentation at the top of page 32 to clarify that drops in asset values may magnify losses or totally eliminate the Fund’s equity in a leveraged investment.

Response 45. The disclosure has been revised accordingly.

Comment 46.                     In your response letter, confirm that the Fund will not borrow from, grant security interests to, or pledge assets to affiliates.

Response 46. The Fund will not borrow from, grant securities interests to or pledge assets to affiliates.

Comment 47.                     Disclose that any person from whom the Fund borrows will not have either a veto power or a vote in approving or changing any of the Fund’s fundamental policies.

Response 47. The disclosure has been revised accordingly.

Comment 48.                     In the fourth paragraph, specify the maximum percentage of the Fund’s assets that would be subject to the granting of a security interest to a lender in connection with any borrowing by the Fund.

Response 48. The disclosure has been revised to note that all of the Fund’s assets could be subject to the granting of a security interest to a lender in connection with any borrowing by the Fund.

Comment 49.                     Also state that the interests of persons with whom the Fund enters into leverage arrangements are not necessarily aligned with the interests of the Fund’s Common Shareholders and that their claims on the Fund’s assets will be senior to those of the Fund’s Common Shareholders.

Response 49. The disclosure has been revised accordingly.

The Fund’s Issuance of Preferred Shares (page 34)

Comment 50.                     In the last sentence of the first paragraph, also disclose the impact of the situation where the Fund’s portfolio is invested in securities that provide a lower rate of return than the dividends rate of the preferred shares, net of Fund expenses.

Response 50.  The disclosure has been revised accordingly.

Leverage Effects (page 35)

Comment 51.                     Disclose the annual return information required by Item 8. 3. b. (2) to Form N-2.

Response 51. The disclosure has been revised accordingly.

Comment 52.                     Please use minus signs to denote negative values throughout the presentation contained in the table.

Response 52. The disclosure has been revised accordingly.

Comment 53.                     It appears that the disclosure contained in the third paragraph is inconsistent with the calculations and other disclosure required by Item 8. 3. b. (3) & (4) to Form N-2 and, therefore, should be deleted.

Response 53. We respectfully acknowledge your comment; however, we believe that the referenced disclosure is not inconsistent with the calculations or the rest of the section and is helpful to investors.

Risk Factors (page 36)

Comment 54.                     Expand the first paragraph to make clear that this section describes the principal risk factors associated with investment in the Fund specifically, as well as those factors generally associated with investment in a company with investment objectives, investment policies, capital structure or trading markets similar to the Fund’s.  See Item 8.3.a. of Form N-2.  In this regard, add any additional risk factors as appropriate.

Response 54. The disclosure has been revised accordingly.

High Yield (“Junk Bond”) Risk (page 39)

Comment 55.                     It appears that the first sentence should be revised to affirmatively state that either all or substantially all of the Fund’s investments will consist of debt securities and instruments that are classified as “junk.”

Response 55. We have revised the disclosure to state that substantially all of the Fund’s investments will consist of debt securities and instruments that are classified as “junk.”

Determination of Net Asset Value (page 53)

Comment 56.                     In your response letter, please inform the staff whether the Fund’s Board of Trustees will review and approve in advance the valuation methodology of any third-party pricing service it uses and confirm that the Board will regularly review the historical accuracy of its fair value methodologies.  See Release No. IC-26299; “Compliance Programs of Investment Companies and Investment Advisers,” (December 17, 2003).

Response 56.  The Fund’s Board of Trustees will review the valuation methodologies, to the extent that they are not proprietary, in consideration of its approval of the Fund’s Valuation Procedures.

Dividend Reinvestment Plan (page 56)

Comment 57.                     It appears that Common Shareholders purchasing shares in this offering will be automatically enrolled in the Plan.  In this regard, clarify whether the information contained in the first sentence of the seventh paragraph applies only to shareholders who have purchased Common Shares in the secondary market.

Response 57. This disclosure would apply to all Common Shareholders who have purchased in the secondary market or have previously opted out of the Plan and would now like to participate in the Plan.  Accordingly, we have not revised this disclosure.

Underwriting (page 67)

Comment 58.                     Please confirm to the staff whether FINRA has approved the underwriting terms of the Fund’s offering.

Response 58. The offering has been filed with FINRA and is currently being reviewed.  We have asked the FINRA examiner to contact you as soon as FINRA has approved the underwriting terms of the Fund’s offering.

Additional Compensation Paid by the Adviser (page 70)

Comment 59.                     Please file the contracts described in this section as exhibits to the Fund’s registration statement.

Response 59. We plan to file the Underwriting Agreement and all structuring fee and incentive fee agreements in a future pre-effective amendment filing.

Comment 60.                     Clarify whether all of the fees and expense described in this section are one-time fees and expense or whether any are payable annually.

Response 60. The structuring fees, sales incentive fees and additional compensation fees to be paid to qualifying underwriters, as well as the payments to AST Investor Services, LLC and MidAmerica Financial Services, Inc., are all one-time fees and expenses.  The disclosure has been revised to clarify this point.

Comment 61.                     The penultimate sentence of this section states that the Adviser will pay certain of its affiliates a commission for participating as wholesalers in the marketing of the Fund’s Common Shares.  Expand the disclosure to make clear that the Adviser will pay the commission from its own assets.  Also ensure that any applicable disclosure pertaining to the initial approval and any subsequent renewal of the Advisory Agreement will specifically confirm that the payment of the commission was made out of the Adviser’s own legitimate profits and that the payment of the commission was not taken into account by the Fund’s trustees when evaluating the terms of the Advisory Agreement.

Response 61. The disclosure has been expanded to clarify that the Adviser will pay the commission from its own assets.  We will also ensure that the disclosure included in shareholder report relating to the initial approval of the Advisory Agreement will specifically confirm that the payment of the commission was made out of the Adviser’s own legitimate profits.  We note that we do not intend that this would be applicable to subsequent renewals of the Advisory Agreement since it is contemplated that these commissions will only be paid in connection with the Fund’s initial public offering.

Conflicts of Interest (page 70)

Comment 62.                     Expand the disclosure to highlight each material potential and actual conflict of interest that a prudent investor should be made aware of in connection with his or her decision whether to invest in the common stock of the Fund.  In this regard, revise the second sentence of the first paragraph to clarify that the material potential and actual conflicts of interest are in fact disclosed in this section.

Response 62. The disclosure has been revised accordingly.

Comment 63.                     In the first sentence of the fourth paragraph, it appears that the phrase “expect to” should be replaced with the word “will.”

Response 63. The disclosure has been revised accordingly.

Statement of Additional Information

Master Limited Partnerships (page 81)

Comment 64.                     Clarify whether the Fund’s investments in MLPs will be confined to limited partnership interest in MLPs.  In the alternative, add risk factor disclosure pertaining to the potential liability that the Fund is exposed to when it invests in MLP general partner interests.

Response 64.  The disclosure has been revised accordingly. The Fund hereby confirms that the Fund’s investments in MLPs will be confined to limited partnership interest in MLPs.

Real Estate Investment Trusts (REITs) (page 81)

Comment 65.                     Expand the disclosure to state that the Fund, as a holder of REIT common stock, will bear its pro rata portion of the REIT’s expenses, including management fees, and that although these expenses are in addition to the direct expenses of the Fund’s own operations, they are not reflected in the Fund’s fee table and expense presentation.

Response 65. The disclosure has been revised accordingly.

Securities Lending (page 82)

Comment 66.                     Expand the discussion to disclose that the costs of securities lending are not included in the Fund’s fee table and expense example presentation.  Further disclose how any additional income earned on securities lending is typically split.  Also state that the Fund’s Board of Trustees has a fiduciary obligation to recall a loan in time to vote proxies if it has knowledge that a vote concerning a material event regarding the securities will occur.

Response 66. The disclosure has been revised to note that the costs of securities lending are not included in the Fund’s fee table and expense example presentation.  In addition, the disclosure has been revised to note that the Fund will not have the right to vote its loaned securities during the period of the loan, but the Fund may attempt to recall a loaned security in anticipation of a vote if it desires to do so.  Moreover, in the event that the Fund intends to do securities lending in the future, it anticipates splitting fees with the unaffiliated lending agent based standard market terms.

Investment Restrictions (page 84)

Comment 67.                     Expand the narrative disclosure contained in the fourth paragraph to briefly describe what is “permitted by” or “permitted under” the applicable authorities cited in the fifth and sixth enumerated fundamental investment policies.

Response 67. The disclosure has been revised accordingly.

Comment 68.                     In the penultimate sentence of the last paragraph, clarify whether any further investments by the Fund would, however, be limited to those required to bring the Fund back into compliance.

Response 68. The disclosure has been revised accordingly.

Trustees and Officers (page 86)

Comment 69.                     Please note that prior to effectiveness of the registration statement, the Fund must have a board of trustees whose composition complies with the applicable provisions of the Investment Company Act.

Response 69. Prior to effectiveness of the registration statement, the Fund will have a Board of Trustees whose composition complies with the applicable provisions of the Investment Company Act of 1940.

Additional Information about the Trustees (page 87)

Comment 70.                     In this regard, for each trustee, briefly identify the specific experience, qualifications, attributes, or skills that led to the conclusion that the person should serve as a trustee for the Fund at the time that the disclosure is made, in light of the Fund’s business and structure.  See Item 18.17 of Form N-2.

Response 70.  The disclosure has been revised accordingly and will be finalized prior to filing Pre-Effective Amendment No. 1.

Comment 71.                     In your response letter, confirm that all of the other information required by Item 18 of Form N-2 has been disclosed in the SAI.  In the alternative, disclose all remaining information required by Item 18.

Response 71. In Pre-Effective Amendment No. 1 to be filed prior to disseminating the preliminary prospectus, we plan to disclose all remaining information required by Item 18.

Administrator, Accounting Agent, Custodian and Transfer Agent (page 104)

Comment 72.                     The disclosure states that custodian, administrative and other services will be provided under the custodian agreement.  However, the registration statement exhibit index indicates that the Fund will enter into both a custodian agreement and an administration agreement.  Please expand the disclosure to highlight the material terms of the administration agreement, including a description of the services to be provided and the compensation to be paid.

Response 72. The disclosure has been revised accordingly.

Part C. Other Information

Signatures

Comment 73.                     At the time the registration statement was originally filed Peter E.  Pisapia was the sole initial trustee of the Fund.  Please note the signature requirements of Section 6(a) of the Securities Act, which requires that the registration statement also be signed by a majority of the Fund’s Board of Trustees, and also signed by the Fund’s principal accounting officer or comptroller.  In this regard, any person who occupies more than one of the positions specified in section

6(a) of the Securities Act should indicate each capacity in which he or she signs the registration statement.

Response 73. In Pre-Effective Amendment No. 1 to be filed prior to disseminating the preliminary prospectus, we will include the signatures of the majority of the members of the Board, the Principal Financial Officer and the Principal Executive Officer.

Closing

Comment 74.                     If you intend to omit certain information, in reliance on Rule 430A of Regulation C under the Securities Act, from the prospectus included in the registration statement at the time of effectiveness, please identify the omitted information to us, preferably before filing the final pre-effective amendment.

Response 74.   We have noted this comment.

Comment 75.                     We note that portions of the filing are incomplete.  We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

Response 75. We have noted this comment.

Comment 76.                     Whenever a comment is made in one location, it is considered applicable to all similar disclosure appearing elsewhere in the registration statement.

Response 76. We have noted this comment.

Comment 77.                     Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act.  The pre-effective amendment filing should be accompanied by a supplemental letter that includes your responses to each of these comments.  Where no change will be made in the filing in response to a comment, please indicate this fact in your supplemental letter and briefly state the basis for your position.

Response 77. As discussed, we are filing this response letter together with a draft of proposed changes to the registration statement.  Prior to disseminating the preliminary prospectus, we will file Pre-Effective Amendment No. 1 to this registration statement.

Comment 78.                     Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

Response 78. We have not submitted, and we do not currently anticipate submitting, an exemptive application or no-action request in connection the Fund’s initial public offering.

Comment 79.                     You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of a preliminary prospectus.

Response 79. We have noted this comment.

Comment 80.                     We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision.  Since the Fund and its management are in possession of all facts relating to the Fund’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Response 80.  We have noted this comment.

Comment 81.                     In the event the Fund requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

•                                          the Fund is responsible for the adequacy and accuracy of the disclosure in the filing;

•                                          should the Commission or the staff, acting pursuant to delegated authority,

•                                          declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                                          the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                                          the Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response 81. We anticipate filing a written request for acceleration, including this information, on or about September 17, 2013.

Comment 82.                     In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

Response 82. We have taken this under advisement.

Comment 83.                     We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

Response 83. We anticipate filing a written request for acceleration on or about September 17, 2013.

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If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at 212-698-3526.  Thank you.

Sincerely,

/s/ Allison M. Fumai
Allison M. Fumai